March 8, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Road Marshall, Inc.

Form S-1/A

Filed February 19, 2016

File No. 333-208472

To the men and women of the SEC:

On behalf of Road Marshall, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 1, 2016 addressed to Mr. Engchoon Peh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 19, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note on behalf of Company: There were clerical errors in the officer biographies which have been amended in this amendment.

SEC Comment(s) /Analysis

General

1. We note your disclosures regarding your shell company status. Please move the separately designated section on page 22 to the prospectus summary and revise your disclosures to fully reflect the implications of shell company status in accordance with comment 1 in our letter dated January 7, 2016. Furthermore, revise your disclosures to state, if true, that you have no assets rather than stating that you have nominal assets.

COMPANY RESPONSE

On page 10 and 14 we changed the wording of nominal assets to no assets. We have moved the shell company status section formerly on page 22 to the prospectus summary section, on page 2. Additionally, we have added a disclosure on page 2 that reads: “*There is the possibility, due to our status as a shell company, we may be unable to fully fulfill or carry out our intended business operations and that you may lose your entire investment if this should occur. There are a substantial number of steps that need to be taken to fulfill our business plan.” In addition to the disclosures that are already in place we believe that this should clarify the implications of our shell company status.

Certain Relationships and Related Transactions, page 26

2. Please disclose in this section the additional paid in capital attributed to Mr. Peh, as disclosed in Note 3 to the company’s unaudited financial statements. Refer to Item 404(d) of Regulation S-K.

COMPANY RESPONSE

We have added the following disclosure to page 26: “During the three months ended December 31, 2015, $10,500 in expenses were paid by our Chief Executive Officer Engchoon Peh on behalf of the Company. These expenses are considered contributions to capital and consisted mostly of professional and filing fees.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 8, 2016

/s/ Engchoon Peh

Engchoon Peh

Chief Executive Officer